707 Cayman Holdings Limited

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon

Hong Kong

January 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cara Wirth
Division of Corporate Finance

Re:	707 Cayman Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-292904)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), 707 Cayman Holdings Limited, a Cayman Islands company (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-1 (File No. 333-292904) (the “Registration Statement”), be accelerated so that it will become effective at 3:30 p.m., Eastern Time, Tuesday, January 27, 2025, or as soon thereafter as possible.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, TroyGould PC by calling Joilene Wood at (415) 305-4651 or David Ficksman at (310) 789-1290. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, TroyGould PC, Attention: David Ficksman, by facsimile to (310) 789-1290 or email at dficksman@troygould.com.

If you have any questions regarding this request, please contact Joilene Wood at (415) 305-4651.

Very truly yours,

By:	/s/ Cheung Lui
Name:	Cheung Lui
Title:	Chief Executive Officer

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC